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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 4)1

Under the Securities Exchange Act of 1934

PIXELWORKS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

72581M305

(CUSIP Number)

Becker Drapkin Management, L.P.
Attn:  Steven R. Becker
Attn:  Matthew A. Drapkin
500 Crescent Court
Suite 230
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This filing constitutes Amendment No 1. for Bradley Shisler, and Amendment No. 4 for all other persons making this filing.  The previous filings are incorporated herein by reference, except as superseded by this filing.

SCHEDULE 13D

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,686,185
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,686,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,185
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,616,216
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,616,216
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,616,216
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 240,269
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 240,269
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,269
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. BD Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 829,700
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 829,700
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 829,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,686,185
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,686,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,185
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,686,185
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,686,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,185
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,686,185
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,686,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,185
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 72581M305
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bradley Shisler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2011, Amendment No. 1 thereto, filed with the SEC on December 29, 2011, Amendment No. 2 thereto, filed with the SEC on January 9, 2012, and Amendment No. 3 thereto, filed with the SEC on February 10, 2012 with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Pixelworks, Inc., an Oregon corporation (the “Issuer”).

Item 2.	Identity and Background

 Sub-paragraph (b) of Item 2 is amended and supplemented to add the following information for updating as of the date hereof:

(b) The business address of the BD Partners is 500 Crescent Court, Suite 230, Dallas, Texas 75201

Item 3.	Source and Amount of Funds or other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

Mr. Shisler expended an aggregate of $11,950 (excluding commissions) to purchase 5,000 shares of Common Stock.  Funds used to purchase reported securities by Mr. Shisler have come from the personal funds of Mr. Shisler.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On August 9, 2012, the Issuer and the Reporting Persons entered into an amendment (“Amendment No. 1”) to the agreement entered into by such parties on February 8, 2012 (the “Standstill Agreement”).  Under the terms of Amendment No. 1, the parties thereto have agreed to provide an exception to certain of the standstill provisions contained in the Standstill Agreement that will allow the BD Parties to directly acquire 880,000 shares of Common Stock (the “Additional Shares”) on or before November 30, 2012 in addition to acquisitions previously allowed under the Standstill Agreement.  The BD Parties must promptly notify the Issuer of any acquisition of Additional Shares.

The foregoing brief description of certain terms of Amendment No. 1 is qualified in its entirety by reference to the full text of Amendment No. 1 which is attached as Exhibit 1 hereto and incorporated by reference herein.

In connection with its approval of Amendment No. 1, the board of directors of the Issuer approved and exempted the acquisition of Additional Shares by the BD Parties for purposes of the Oregon Business Combination Act.

Item 5.	Interest in Securities of the Issuer

Subparagraphs (a) through (c) of Item 5 are amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 2,691,185 shares of Common Stock.  Based upon a total of 18,320,816 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending June 30, 2012, the Reporting Persons’ shares represent approximately 14.689% of the outstanding shares of Common Stock.

Mr. Shisler owns 5,000 shares of Common Stock which represent approximately 0.027% of the outstanding shares of Common Stock.

On February 8, 2012, the Standstill Agreement was entered into by the Reporting Persons.  As a result of the Standstill Agreement, the BD Parties and Mr. Shisler may be deemed to be a “group” pursuant to Rule 13d–5(b)(1) promulgated under the Securities Exchange Act of 1934.  The BD Parties each disclaim beneficial ownership of any shares of Common Stock owned by Mr. Shisler, and Mr. Shisler disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

(c) There have been no transactions by the Reporting Persons in shares of Common Stock in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On August 9, 2012, the Issuer and the Reporting Persons entered into Amendment No. 1 to the Standstill Agreement, the terms of which are described in Item 4 of this Schedule 13D.

On August 9, 2012, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  Such Joint Filing Agreement is attached hereto as Exhibit 2 and incorporated by reference herein.

On February 9, 2012, as newly-appointed directors of the Issuer, each of Mr. Becker and Mr. Shisler received from the Issuer options to purchase 10,000 shares of Common Stock.  Such options (i) were awarded under the Issuer’s 2006 Stock Incentive Plan (the “2006 Plan”), (ii) have an expiration date of February 9, 2018, (iii) have an exercise price of $2.36 per share of Common Stock and (iv) vest 25% on the first anniversary of the grant date, with the remaining 75% vesting ratably on a monthly basis thereafter over three years.

On May 15, 2012, as directors of the Issuer, each of Mr. Becker and Mr. Shisler received from the Issuer 8,000 restricted stock units which are contingent rights to receive shares of Common Stock.  Such restricted stock units were awarded under the 2006 Plan and will vest on the first to occur of (i) the day before the next annual meeting of the Issuer’s shareholders that follows the grant date, or (ii) the first anniversary of the grant date and are payable in shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Amendment No. 1 to Agreement, dated August 9, 2012, by and among Pixelworks, Inc.; Steven R. Becker; Matthew A. Drapkin, BC Advisors, LLC; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P.; BD Partners IV, L.P.; and Bradley Shisler.

Exhibit 2
Joint Filing Agreement, dated August 9, 2012, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P.; BD Partners IV, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; and Bradley Shisler

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           August 9, 2012

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BD PARTNERS IV, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BRADLEY SHISLER

/s/ Bradley Shisler